UNITED STATES			OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
            Washington, D.C. 20549		Expires: December 31, 2005
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                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)



                                CE Franklin Ltd.
  -------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
  -------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   125151100
  -------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2003
  -------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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Schedule 13G
CUSIP No. 125151100                                            Page 2 of 8


1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	Westcliff Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)  [x]
	(b)  [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization                    California

Number of	5.	Sole Voting Power                              -0-
Shares
Beneficially	6.	Shared Voting Power                      1,474,900
Owned by
Each Reporting	7.	Sole Dispositive Power                         -0-
Person With:
		8.	Shared Dispositive Power                 1,474,900

9.	Aggregate Amount Beneficially Owned by Each
	Reporting Person                                         1,474,900

10.	Check if the Aggregate Amount in Row (9)
	Excludes Certain Shares (See Instructions)                     [ ]

11.	Percent of Class Represented by Amount in                     8.6%
	Row (9)

12.	Type of Reporting Person (See Instructions)                     IA



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Schedule 13G
CUSIP No. 125151100                                            Page 3 of 8


1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	Richard S. Spencer III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)  [x]
	(b)  [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization                 United States

Number of	5.	Sole Voting Power                              -0-
Shares
Beneficially	6.	Shared Voting Power                      1,474,900
Owned by
Each Reporting	7.	Sole Dispositive Power                         -0-
Person With:
		8.	Shared Dispositive Power                 1,474,900

9.	Aggregate Amount Beneficially Owned by Each
	Reporting Person                                         1,474,900

10.	Check if the Aggregate Amount in Row (9)
	Excludes Certain Shares (See Instructions)                     [ ]

11.	Percent of Class Represented by Amount in                     8.6%
	Row (9)

12.	Type of Reporting Person (See Instructions)                  HC,IN



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Schedule 13G
CUSIP No. 125151100                                            Page 4 of 8


Item 1.

	(a)	Name of Issuer

		CE Franklin Ltd.

	(b)	Address of Issuer's Principal Executive Offices

		300 5th Avenue, S.W., Suite 1900
		Calgary, Alberta
		Canada T2P 3C4

Item 2.

	(a)	The names of the persons filing this statement are:

		Westcliff Capital Management, LLC ("Westcliff LLC") and Richard S. Spencer III ("Spencer," and collectively, the "Filers").

		Westcliff LLC and Spencer disclaim beneficial ownership of the Stock (as defined below) except to the extent of their respective pecuniary interests therein.

	(b)	The principal business office of the Filers is located at:

		200 Seventh Avenue, Suite 105, Santa Cruz, California 95062

	(c)	For citizenship of Filers, see Item 4 of the cover sheet
		for each Filer.

	(d)	This statement relates to shares of common stock of the
		Issuer (the "Stock").

	(e)	The CUSIP number of the Issuer is:  125151100

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or
	240.13d-2(b) or (c), check whether the person filing is a:

	(a) [ ]	Broker or dealer registered under section 15 of the Act
                (15 U.S.C. 78o).

	(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
	        78c).

	(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act
                (15 U.S.C. 78c).

	(d) [ ]	Investment company registered under section 8 of the
	        Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e) [x]	An investment adviser in accordance with section
                240.13d-1(b)(1)(ii)(E).

	(f) [ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

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Schedule 13G
CUSIP No. 125151100                                            Page 5 of 8


        (g) [x] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

	(h) [ ]	A savings association as defined in section 3(b) of the
	        Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i) [ ]	A church plan that is excluded from the definition of an
	        investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j) [x]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
	the following	[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Westcliff LLC is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Spencer is the manager of Westcliff LLC. No individual client's holdings of the Stock are more than five percent of the outstanding Stock.

Item 7.	Identification and Classification of the Subsidiary
	Which Acquired the Security Being Reported on By the
	Parent Holding Company.

	Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

	Westcliff LLC is a registered investment adviser. Spencer is manager of Westcliff LLC.

Item 9.	Notice of Dissolution of Group

	Not Applicable.

Item 10.  Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Schedule 13G
CUSIP No. 125151100                                            Page 6 of 8



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    February 12, 2004

WESTCLIFF CAPITAL MANAGEMENT, LLC



By:  /s/ Richard S. Spencer III          /s/ Richard S. Spencer III
     --------------------------          --------------------------
     Richard S. Spencer III              Richard S. Spencer III
     Manager


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Schedule 13G
CUSIP No. 125151100                                            Page 7 of 8



                                 EXHIBIT INDEX


        Exhibit A           Joint Filing Undertaking           Page 8


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Schedule 13G
CUSIP No. 125151100                                            Page 8 of 8

                                   EXHIBIT A

                            JOINT FILING UNDERTAKING

        The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  February 12, 2004        WESTCLIFF CAPITAL MANAGEMENT, LLC


                                 By:/s/ Richard S. Spencer III
                                    ---------------------------
                                    Richard S. Spencer III,
                                    Manager


                                 RICHARD S. SPENCER III


                                 /s/ Richard S. Spencer III
                                 --------------------------
                                 Richard S. Spencer III